

January 19, 2011

Mr. Donald W. Palette, Chief Financial Officer and Vice President
Skyworks Solutions Inc.
20 Sylvan Road
Woburn, Massachusetts  01801

>    **Re:    Skyworks Solutions Inc.
>    Form 10-K for the Fiscal Year Ended October 1, 2010
>    Filed November 29, 2010
>    File No. 1-5560**

Dear Mr. Palette:

　　We have reviewed your filing and have the following comments.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 1, 2010

Gross Profit, page 32

1.    We note your disclosure that you benefit from the higher contribution margins of licensing and/or sale of intellectual property.  Please tell us the impact of these items and quantify such amounts in future filings if material to the understanding of your results of operations.  Refer to Item (303)A)(3) of Regulation S-K.

2.    In future filings, if your licensing or sale of intellectual property revenues are greater than 10% of your total revenues, please present them separately on the face of your statement of operations.  Refer to Rule 5-03(b) of Regulation S-X.

Notes to Consolidated Financial Statements, page 51

Note 10 – Income Taxes, page 62

3.      We note your table of the provision for income taxes.  Please separately disclose the impact of the change in your tax valuation allowances in future filings.  Refer to Accounting Standards Codification 740-10-50-9(h).

4.      Please tell us why state tax expense, net of federal benefit, is not separately disclosed in the reconciliation of your statutory tax rate.  If material, please disclose this item in future filings.  Refer to Rule 4-08(h)(2) of Regulation S-X.

Note 18 – Segment information and Concentrations, page 75

Concentrations, page 76

5.      In future filings, please quantify the sales to each of your major customers for each year a statement of operations is presented.  Refer to Accounting Standards Codification 280-10-50-42.  Please further disclose any individually significant concentration of credit risk with such customers.  Refer to Accounting Standards Codification 825-10-50-20.

Form 8-K dated November 4, 2010

6.      We note your disclosure of non-GAAP diluted EPS in the title of your press release and in the summary bullet points in the introduction to your press release.  Additionally, we note the disclosure of non-GAAP operating margins in the bullet points in the introduction to your press release.  In future filings, please include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP in accordance with Item 10(e)(1)(i) of Regulaiton S-K.

7.      We note you are unable to provide a reconciliation of your forward looking estimate of Q1 2011 non-GAAP diluted earnings per share to a forward looking estimate of Q1 2011 GAAP diluted earnings per share.  Please disclose in future filings the probable significance of the identified information that is unavailable to reconcile this measure.  Refer to Section II.A.3.b of Conditions for Use on Non-GAAP Financial Measures at: http://www.sec.gov/rules/final/33-8176.htm

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,


Kevin L. Vaughn
Accounting Branch Chief